Exhibit 99.1

First Phosphate Announces OTCQB Market Listing and DTC Eligibility in the United States

Saguenay, Quebec--(Newsfile Corp. - November 18, 2024) - First Phosphate Corp. (CSE: PHOS) (OTCQB: FRSPF) (FSE: KD0) ("First Phosphate" or the "Company") is pleased to announce that its common shares have commenced trading today on the OTCQB Venture Market (the "OTCQB") under the ticker symbol FRSPF.

The Company is equally pleased to announce that its common shares are eligible for electronic clearing and settlement in the United States through the Depository Trust Company ("DTC").

The OTCQB is a leading market for early-stage and developing U.S. and international companies. Recognized as an established public market by the U.S. Securities and Exchange Commission and operated by OTC Markets Group, Inc., the OTCQB has helped companies build considerable shareholder value including enhanced liquidity and valuation. Investors may benefit from efficient trading through their preferred broker or financial advisor, transparent pricing with real-time quotes, and trusted disclosure that is made broadly available to broker-dealers and market data providers.

DTC eligibility is expected to simplify the process of trading and to further enhance share liquidity in the United States. DTC is a subsidiary of the Depository Trust & Clearing Corporation, a U.S. company that manages the electronic clearing and settlement of publicly traded companies. Securities that are eligible to be electronically cleared and settled through DTC are considered to be "DTC eligible". This electronic method of clearing securities speeds up the receipt of stock and cash, and thus accelerates the settlement process for investors and brokers, enabling the stock to be traded over a much wider selection of brokerage firms by coming into compliance with their requirements.

About First Phosphate Corp.

First Phosphate (CSE: PHOS) (OTCQB : FRSPF) (FSE: KD0) is a mineral development company fully dedicated to extracting and purifying phosphate for the production of cathode active material for the lithium iron phosphate ("LFP") battery industry. First Phosphate is committed to producing at high purity level, in responsible manner and with low anticipated carbon footprint. First Phosphate plans to vertically integrate from mine source directly into the supply chains of major North American LFP battery producers that require battery grade LFP cathode active material emanating from a consistent and secure supply source. First Phosphate is the owner and developer of the Bégin-Lamarche property in Saguenay-Lac-St-Jean, Quebec, Canada that consists of rare anorthosite igneous phosphate rock that generally yields high purity phosphate material devoid of high concentrations of harmful elements.

For additional information, please contact:

Bennett Kurtz, CFO & CAO
bennett@firstphosphate.com
Tel: +1 (416) 200-0657

Investor Relations: investor@firstphosphate.com
Media Relations: media@firstphosphate.com
Website: www.FirstPhosphate.com

Follow First Phosphate:

Twitter: https://twitter.com/FirstPhosphate
LinkedIn: https://www.linkedin.com/company/first-phosphate

Forward-Looking Information and Cautionary Statements

This news release contains certain statements and information that may be considered "forward-looking statements" and "forward looking information" within the meaning of applicable securities laws. In some cases, but not necessarily in all cases, forward-looking statements and forward-looking information can be identified by the use of forward-looking terminology such as "plans", "targets", "expects" or "does not expect", "is expected", "an opportunity exists", "is positioned", "estimates", "intends", "assumes", "anticipates" or "does not anticipate" or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", "will" or "will be taken", "occur" or "be achieved" and other similar expressions. In addition, statements in this news release that are not historical facts are forward looking statements, including, among other things, the Company's planned exploration and production activities, the properties and composition of any extracted phosphate, the Company's plans for vertical integration into North American supply chains, and benefits from OTCQB listing and DTC eligibility including enhanced liquidity and valuation, trading efficiency, simplicity, transparent pricing, accelerated settlement and trusted disclosure.

These statements and other forward-looking information are based on assumptions and estimates that the Company believes are appropriate and reasonable in the circumstances, including, without limitation, expectations of the Company's long term business outcomes given its short operating history; expectations regarding revenue, expenses and operations; the Company having sufficient working capital and ability to secure additional funding necessary for the exploration of the Company's property interests; expectations regarding the potential mineralization, geological merit and economic feasibility of the Company's projects; expectations regarding drill programs and the potential impacts successful drill programs could have on the life of the mine and the Company; mineral exploration and exploration program cost estimates; expectations regarding any environmental issues that may affect planned or future exploration programs and the potential impact of complying with existing and proposed environmental laws and regulations; receipt and timing of exploration and exploitation permits and other third-party approvals; government regulation of mineral exploration and development operations; expectations regarding any social or local community issues that may affect planned or future exploration and development programs; expectations surrounding global economic trends and technological advancements; and key personnel continuing their employment with the Company, and technical and issuer OTCQB and DTC experiences as reported by Company advisors.

There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations include: limited operating history; high risk of business failure; limited resources and competition; negative cash flow from operations and the uncertainty of additional funding; no dividends; risks related to possible fluctuations in revenues and results; insurance and uninsured risks; litigation; reliance on management and key personnel; conflicts of interest; access to supplies and materials; dangers of mineral exploration and related liability and damages; risks relating to health and safety; government regulation and legal uncertainties; the company's exploration and development properties may not be successful and are highly speculative in nature; dependence on outside parties; title to some of the Company's mineral properties may be challenged or defective; Indigenous title and land claims; obtaining and renewing licenses and permits; environmental and other regulatory risks; risks relating to climate change; risks related to infrastructure; land reclamation requirements may be burdensome; fluctuation in commodity and materials prices; dilution; future sales by existing shareholders could cause the Company's share price to fall; fluctuation and volatility in stock exchange prices; contagious disease and geopolitical risks; and risks related to market demands. There can be no assurance that any opportunity will be successful, commercially viable, completed on time or on budget, or will generate any meaningful revenues, savings or earnings, as the case may be, for the Company. In addition, the Company will incur costs in pursuing any particular opportunity, which may be significant.

These factors and assumptions are not intended to represent a complete list of the factors and assumptions that could affect the Company and, though they should be considered carefully, should be considered in conjunction with the risk factors described in the Company's other documents filed with the Canadian and United States securities authorities, including without limitation the "Risk Factors" section of the Company's Annual report on Form 20-F dated July 8, 2024 and Management Discussion and Analysis dated October 21, 2024 which are available on SEDAR at www.sedarplus.ca. Although the Company has attempted to identify factors that would cause actual actions, events or results to differ materially from those disclosed in the forward-looking information or information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.